EXHIBIT 12.1

COMPUTATION OF RATIOS FOR VORNADO REALTY TRUST
(UNAUDITED)

       Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes and
income from partially owned entities	$1,147,311	$735,103	$492,492	$328,810	$(29,300)
Fixed charges	450,973	450,450	487,696	481,216	467,183
Income distributions from partially owned entities	217,468	65,018	96,286	54,030	226,172
Capitalized interest and debt expense	(34,097)	(59,305)	(62,786)	(42,303)	(16,801)
Preferred unit distributions	(194)	(158)	(50)	(1,158)	(9,936)
Earnings - Numerator	$1,781,461	$1,191,108	$1,013,638	$820,595	$637,318

Interest and debt expense	$402,674	$378,025	$412,755	$425,782	$431,235
Capitalized interest and debt expense	34,097	59,305	62,786	42,303	16,801
1/3 of rental expense – interest factor	14,008	12,962	12,105	11,973	9,211
Preferred unit distributions	194	158	50	1,158	9,936
Fixed charges - Denominator	450,973	450,450	487,696	481,216	467,183
Preferred share dividends	75,903	80,578	81,464	82,807	76,937
Combined fixed charges and preference dividends - Denominator	$526,876	$531,028	$569,160	$564,023	$544,120

Ratio of earnings to fixed charges	$3.95	$2.64	$2.08	$1.71	$1.36

Ratio of earnings to combined fixed charges and preference
dividends	$3.38	$2.24	$1.78	$1.45	$1.17

       Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and debt expense and (v) preferred unit distributions of the Operating Partnership.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and debt expense, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.